





THE PROJECT · MARKET · WHY INVEST · RETURNS · TEAM · TERMS · INVEST NOW

CULPEPPER

Exterior rendering of Culpepper Arlington

● REGULATION CROWDFUNDING OFFERING · RESTAURANT · ARLINGTON, TX

Culpepper Arlington

Culpepper Cattle Co. — USDA Prime & Certified Angus Beef steaks, Texas home cookin', and fresh Tex-Mex. Now building our third location in the heart of Arlington's entertainment district — minutes from Six Flags Over Texas and AT&T Stadium.

INVEST NOW

MAX RAISE	RETURN ON INVESTMENT	MIN INVESTMENT	RAISE CLOSES
$1.235M	**1.4x+**	**$500**	**Oct 31**
Revenue Sharing Note	Note payments, plus credits	Per investor	2026

$0.00 raised · **0** investments

INVEST NOW

THE PROJECT

Culpepper Arlington

Culpepper Arlington is a brand-new, 10,679-square-foot Culpepper Cattle Co. going up on a 2.5-acre site at 2300 E. Lamar Blvd in Arlington. The site work is already done, with grading, parking, and utilities in place, so we can start building right away.

SITE	BUILDING
2.5 Acres	**10,679 SF**
Pad-ready, civil complete	Foundation-up build

AS-IMPROVED VALUE	TARGET OPEN
$8.5M	**Q4 2027**
Estimated appraisal — real estate to be affiliate-owned	Grand opening

PATIO OF CULPEPPER ROCKWALL

UNCO FOUNDERS PROGRAM

Founders Club

UNCO's investor-only loyalty program. Every Culpepper Arlington investor automatically joins the UNCO Founders Club, earning points redeemable for food and beverage credits at any UNCO restaurant.

100 points = $10 in food and beverage credits.
Your investment earns you 3, 2, or 1 point per $1 invested, depending on how early you invest. Invest early and earn more!
Plus, Founders will earn 1 point for every $1 spent at any UNCO location, equivalent to 10% off for life.



First 10 Days	Days 11 – 35	Any Time After
30% back	**20% back**	**10% back**
in credits	in credits	in credits
3 points per $1 invested	2 points per $1 invested	1 point per $1 invested

Example — a $1,000 investment

Invest in the first 10 days	**3,000 points**	$300 in food & beverage credits
Invest in days 11 – 35	**2,000 points**	$200
Invest any time	**1,000 points**	$100

FOR LIFE Plus, Founders earn **1 point for every $1 spent** at any UNCO location. All points are redeemable in 250-point increments ($25).

VIP Receive invitations to VIP events.

Learn more and hear from members by visiting: **unco.com/foundersclub**

RETURN FOR REGULARS

RETURN FOR REGULARS

The more we raise, the faster you get paid back.

Every investor receives 1.4x their investment. How quickly you are paid back depends on how much revenue we share each six-month period. The more the campaign raises in the aggregate, the higher the revenue share rate, which means you receive your 1.4x back faster. Move the sliders to see what your return could be.

IRR figures are based on the Company's projected revenues and are not guaranteed.



YOUR INVESTMENT

$ 10,000

Minimum $500 · Maximum $1,235,000

TOTAL RAISED BY THE CAMPAIGN

$1.235M   6.00% revenue share

Drag to see how a larger raise changes the rate for every investor.

WHEN DO YOU INVEST?

| First 10 days | Days 11 – 35 | Day 36+ |

YOUR INVESTMENT	TOTAL NOTE PAYMENTS (1.4× cap)
$10,000	$14,000
	Paid from revenue over the term · not guaranteed

FOUNDERS CLUB CREDITS	TOTAL VALUE
$3,000	$17,000 1.7x
3 pts per $1 · 30% back	Note payments + credits · projected
Fixed — does not depend on revenue	

PROJECTED IRR	PROJECTED IRR
cash only · based on projected revenue	with credits · based on projected revenue
13.2%	**30.5%**

Projected Investor IRR by Tier and Investment Timing   — Cash only   — Day 36+ (10% back)   — Days 11–35 (20% back)   — First 10 days (30% back)


PROJECTED INVE
18%
12%
6%
0%
$50K
$100K
$200K
$300K
$400K
$500K
$600K
$700K
$800K
$900K
$1M
$1.1M
$1.235M
TOTAL AMOUNT INVESTED IN THE CAMPAIGN

All IRR and return figures on this page are illustrative projections based on the Company's estimates of future revenue for a restaurant that is not yet built. They are not guaranteed and are not a promise of future results. Actual revenue will differ from these projections, and if it is lower, repayment will take longer and returns will be lower than shown. Founders Club credits are food and beverage credits redeemable at UNCO restaurants in 250-point / $25 increments — they are not cash.

FOUNDER INVESTMENT TIERS

Perks by investment level

Each tier includes everything in the tiers before it.

$500

- Founders-only loyalty program rewarding investors with the equivalent of 10% off at any UNCO restaurant for life
- VIP invites to grand openings, launches, and more
- Complimentary birthday dessert

$1,000

- Everything above
- Merch: Culpepper T-Shirt

$5,000

- Everything above
- Merch: Hat

$10,000

- Everything above
- 1 Group Bourbon tasting
- Access to VIP tables on OpenTable
- Merch: Culpepper leather coasters (4)

TOP TIER

$25,000

- Named booth or table with a permanent plaque at the Arlington location
- 1 private experience with the ownership team — dinner, tasting, or event
- Before 60 days: Founders Chef's tasting event
- Culpepper × Tecovas

boots

Founder perks and Founders Club benefits are part of the Culpepper Arlington | UNCO Founders Program and are separate from the financial terms of the Revenue Sharing Note. Perk availability and redemption are subject to program terms.


FINEST STEAKS, FRESH TEX-MEX, EAST TEXAS PROVISIONS.

TRADE AREA

Arlington Market Comps

In the heart of Arlington's entertainment district — steps from Six Flags Over Texas and minutes from Globe Life Field, AT&T Stadium, and Texas Live! Two established restaurants nearby validate the site's revenue potential.

Mercury Chophouse

~$6.8M/yr

Direct style comp · within walking distance

Saltgrass Steakhouse

~$7.0M/yr

Directly adjacent to site

Comp figures are estimates based on reported alcohol sales with food sales extrapolated; reflects 2025 sales.

THE OPERATOR

UNCO & Culpepper Track Record

13 years building and operating full-service restaurants across the DFW metroplex. The same team, same playbook, proven results.

OPEN LOCATIONS	2025 REVENUE	2026 REVENUE (FORECAST)	YEARS OPERATING
12	**$47M+**	**$51M+**	**13**
6 concepts	Across portfolio	Forecasted	DFW-based

CULPEPPER ROCKWALL PROOF OF CONCEPT

FIRST LOCATION — CULPEPPER ROCKWALL

$2.3M → $6.4M

+178% under UNCO ownership of a 40-year-established concept. 2025 revenue was $5.8M (actual); $6.4M is projected for 2026 based on year-to-date sales and full-year projections.

SECOND LOCATION — DEEP ELLUM

Deep Ellum

Opened 2024



SIGNATURE HAND-CUT STEAK



WORLD'S COLDEST MARGARITAS

THE STRUCTURE

Built for Alignment

ALIGNMENT OF INTERESTS

How the structure aligns interests

Normally the company that owns a restaurant's building and the company that runs the restaurant are two different parties, and their interests can pull in opposite directions. Here, the same team is behind both. UNCO runs the restaurant and will own the real estate through an affiliate. That means no landlord-vs-tenant conflict, plus lower building costs for the restaurant, which leaves more room to pay investors back.

One team, not two

The people who will own the building and the people who run the restaurant are the same team, so there's no landlord-vs-tenant tug-of-war.

Lower occupancy cost

Because the land is being acquired at a good basis, the restaurant is expected to pay less to occupy the building, freeing up cash to grow and to pay investors.

Skin in the game

The founders personally guarantee the senior loan on the project. They win when investors win.

Your Revenue Sharing Note is an obligation of the restaurant operating company. Note holders do not own equity in the restaurant, the affiliate, or the real estate. Returns are limited to the revenue share described in the Note.

Interested in investing in the real estate?

We are separately raising equity from accredited investors, who will own equity in both the restaurant and the real estate.

CLICK HERE TO LEARN MORE

PROJECT TIMELINE

Path to Opening

From permits to grand opening — a milestone-driven construction schedule.

- MAY 2026 — Permit set submitted
- JULY 2026 — Permits approved
- Q3 2026 — Property closing
- Q4 2026 — Construction mobilization
- Q1 – Q2 2027 — Shell construction



Q3 2027 — Interior build-out

Q4 2027 — **Grand opening**

CULPEPPER ARLINGTON

Interior Renderings

A look inside the Arlington build — renderings of the dining room, bar, and patio.

THE TEAM

Meet the Operators

The UNCO team has spent 13+ years building and operating full-service restaurants across the DFW

THE TEAM

Meet the Operators

The UNCO team has spent 13+ years building and operating full-service restaurants across the DFW
metroplex.

Sameer Patel

CO-FOUNDER, CO-CEO & MANAGER, UNCO

LinkedIn

Elias Pope

CO-FOUNDER, CO-CEO & MANAGER, UNCO

LinkedIn

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OFFERING TERMS

Deal Terms

This offering is made pursuant to Regulation Crowdfunding (JOBS Act Title III) under the Securities Act of 1933. Open to both accredited and non-accredited investors.



SECURITY TYPE	MINIMUM RAISE	MAXIMUM RAISE
Revenue Sharing Note	**$50,000**	**$1,235,000**
Regulation Crowdfunding offering	Minimum offering target to close	Maximum offering amount

MINIMUM INVESTMENT	REVENUE PERCENTAGE	MAXIMUM PAYMENT MULTIPLE
$500	**0.07% – 6.00%**	**1.4x**
Per individual investor	Tiered: the rate steps up as the total raised crosses each tier, and the new rate applies to every investor in the round. 0.07% at the $50,000 minimum raise up to 6.00% at the $1,235,000 offering maximum.	Cap on total payments (1.4× principal)

PAYMENT FREQUENCY	FOUNDERS POINTS CASH BACK	MATURITY DATE
Semiannual	**Up to 30% back**	**5th Anniversary of Opening Date**
Revenue-share payments made twice per year	Food and beverage credits: 3 points per $1 in the first 10 days (30%), 2 points days 11–35 (20%), 1 point any time after (10%). Plus 1 point per $1 spent at any UNCO location for life. Credits are not cash.	In no event later than December 31, 2033

Accredited investors: UNCO is also conducting a concurrent Rule 506(c) offering for this project. View it at **invest.unco.com/portal**. That offering is separate from this Regulation Crowdfunding offering, is made available only to verified accredited investors, and is not offered through Highlander Crowdfunding.

Frequently Asked Questions

FOUNDERS CLUB POINTS

How and when do I get paid? +

When do I receive my points? +

How do I redeem my points? +

How do I redeem my points? +

Can I keep earning points after I invest? +

The Fine Print +

ABOUT THIS OFFERING

What is Regulation Crowdfunding? +

What are Revenue Sharing Notes? +

Who can invest in this offering? +

What is the minimum and maximum investment? +

How long is the offering open? +

Are there limits on how much I can invest? +

INVESTMENT PROCESS

How do I invest? +

What happens to my money after I invest? +

What happens to my money after the raise ends? +

Can I cancel my investment? +

What happens if the offering minimum isn't reached? +

RISKS & RETURNS

Can I lose my entire investment? +

ABOUT HIGHLANDER CROWDFUNDING

What is Highlander Crowdfunding and is it regulated? +

Does Highlander vet or endorse issuers? +

How is Highlander Crowdfunding compensated? +

Back a Texas Original

Join the Culpepper Arlington raise before it closes October 31, 2026.

INVEST NOW

RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

IMPORTANT INFORMATION

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Unless otherwise stated, all references on this page to "the company" refer to the issuer of the securities described herein. Prospective investors should review all offering documents, including the Form C filed with the SEC via EDGAR, prior to making any investment decision.